Exhibit 99.3

FOR IMMEDIATE RELEASE

Village Farms Confirms Rejection of Emerald’s Invalid Set-Off Claim and Invalid Shareholder Loan Repayment Demand

• Village Farms’ Majority Ownership Interest Confirmed by Pure Sunfarms

• Additional Emerald Equity Contribution of $940,000 Due on December 2, 2019

• Conversion of Delta 2 Greenhouse Facility Remains on Schedule

Vancouver, BC, November 29, 2019 – Village Farms International, Inc. (“Village Farms”) (TSX:VFF; Nasdaq:VFF) today responded to the ongoing, inaccurate and misleading public disclosure by Emerald Health Therapeutics, Inc. (“Emerald”) relating to Village Farms’ majority ownership interest in Pure Sunfarms Corp. (“Pure Sunfarms”).

Emerald’s Set-Off Claim Rejected by Pure Sunfarms; Village Farms’ Majority Equity Interest Confirmed by Pure Sunfarms

In its press release of November 27, 2019, Emerald asserted that it previously notified Pure Sunfarms that it claimed a set-off of the $5.94 million equity payment that Emerald was obligated to make to Pure Sunfarms by November 19, 2019 (the “Equity Payment”) against an unrelated $13 million shareholder loan that Emerald previously advanced to Pure Sunfarms (the “Emerald Shareholder Loan”). However, Emerald has failed to disclose that its purported set-off claim:

(a)

Was promptly rejected by management of Pure Sunfarms on November 15, 2019 because, among other reasons, Emerald is not entitled to unilaterally set-off unrelated obligations in a way that would prejudice or vary Village Farms’ contractual rights and obligations; and

(b)	Was made on November 14, 2019, approximately two weeks after its initial Equity Payment default occurred on November 1, 2019.

Pure Sunfarms’ management previously advised Emerald that Village Farms may dilute Emerald’s ownership interest in Pure Sunfarms in accordance with the related legal agreements if Emerald’s default was not cured by November 19, 2019. Despite this warning, Emerald nonetheless failed to make the Equity Payment by November 19, 2019. As a result, following Village Farms’ $5.94 million additional equity contribution on November 19, 2019, Pure Sunfarms notified both Village Farms and Emerald that Village Farms’ share capital account in Pure Sunfarms had been formally increased by $5.94 million. The related issuance of additional Pure Sunfarms shares to Village Farms is solely a documentary formality, which is expected to occur following a valuation process in accordance with the Pure Sunfarms shareholders agreement. Notwithstanding the ongoing valuation process, the effective date of Village Farms’ increased equity position in Pure Sunfarms was November 19, 2019, and the issuance of the related additional Pure Sunfarms shares to Village Farms will similarly be effective as of November 19, 2019.

Additional Emerald Equity Contribution Due on December 2, 2019

In accordance with the applicable legal agreements, Emerald owes Pure Sunfarms an additional equity contribution of $940,000 on December 2, 2019. If Emerald fails to pay this amount to Pure Sunfarms by December 16, 2019 (being the end of the contractual cure period for an equity payment default by Emerald), Village Farms will again elect to exercise its contractual right to fund any such payment default by Emerald and further increase Village Farms’ majority ownership position in Pure Sunfarms.

Emerald’s Shareholder Loan Repayment Demand Invalid; Rejected by Pure Sunfarms

In its press release of November 20, 2019, Emerald indicated that it had formally demanded repayment from Pure Sunfarms of the entire $13 million principal amount of the Emerald Shareholder Loan. Pure Sunfarms’ management has rejected this repayment demand as being invalid and non-compliant on numerous grounds.

Conversion of Delta 2 Greenhouse Facility Remains on Schedule

Notwithstanding the numerous matters that Emerald has elected to dispute relating to its financial obligations to Pure Sunfarms, Village Farms does not expect these matters to have an adverse impact on the ongoing conversion or future operations of Pure Sunfarms’ Delta 2 greenhouse facility. Conversion of the Delta 2 greenhouse facility remains on its previously announced schedule, with cannabis production expected to commence during the second quarter of 2020. The Delta 2 greenhouse facility is expected to be operating at full run rate production by the end of 2020.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to Village Farms’ future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving Village Farms and Pure Sunfarms. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for Village Farms, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results or events will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond Village Farms’ control, that may cause Village Farms’ or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in Village Farms’ filings with U.S. and Canadian securities regulators, including as detailed in Village Farms’ annual information form and management’s discussion and analysis for the year-ended December 31, 2018 and for the three and nine-month periods ended September 30, 2019.

When relying on forward-looking statements to make decisions, Village Farms cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, events, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, Village Farms undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. Village Farms is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its majority ownership position in British Columbia-based Pure Sunfarms, one of the single largest cannabis growing operations in the world. Village Farms also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp USA, LLC, and Arkansas Valley Green and Gold Hemp LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Contact Information

Lawrence Chamberlain Investor Relations (416) 519-4196 lawrence.chamberlain@loderockadvisors.com